Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2020 FINANCIAL RESULTS, THE ACQUISITION OF THREE 5,100 TEU CONTAINER VESSELS AND AN UP TO $30 MILLION UNIT REPURCHASE PROGRAM

ATHENS, Greece, January 29, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2020.

Highlights

	Three-month periods ended December 31
	2020	2019	Increase
Revenues	$35.1 million	$27.7 million	27%
Expenses	$24.6 million	$18.2 million	35%
Net Income from continuing operations	$7.3 million	$5.8 million	26%
Net Income per common unit from continuing operations	$0.38	$0.31	23%

•	Agreed to acquire three 5,100 TEU container vessels with five year employment for a total consideration of $40.5 million.

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve for the fourth quarter of 2020 was $20.7 million and $11.4 million respectively.

•	Announced common unit distribution of $0.10 for the fourth quarter of 2020.

•	Announced an up to $30 million common unit repurchase program

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry in general (see also Market Commentary Update below). The various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate have so far translated into, among other things, increased costs and off hire related to crewing, crew rotation and crew related expenses, in addition to higher forwarding expenses and longer lead times to delivery, as well as increased dry docking duration and costs.

The actual impact of the COVID-19 pandemic in the longer run, as well as the efficacy of any measures we take in response to the challenges presented, as described in our previous releases, will depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to announce the addition of three Panamax container vessels to our fleet, as we continue to execute our business plan of growing the Partnership through accretive acquisitions with long term cash flow visibility. This transaction will be completed with a minimal cash outlay from the Partnership in view of the advantageous debt and Sellers’ Credit arrangements we have obtained. The low acquisition price, the five year charter in place to a reputable charterer, as well as the high residual value of these vessels imply very favorable returns on equity deployed.”

“In view of the positive market developments in the container charter market, we are focused on increasing cash flow visibility and charter coverage for the Partnership’s vessels that come off charter, while we pursue further accretive acquisitions on the back of our increasing liquidity position. Finally, the unit repurchase program we have announced today in addition to our common unit distribution policy will allow us to balance growth going forward with returning capital to our unitholders.”

Financial Summary

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

Overview of Fourth Quarter 2020 Results

Net income from continuing operations for the quarter ended December 31, 2020 was $7.3 million, compared with net income from continuing operations of $5.8 million for the fourth quarter of 2019. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended December 31, 2020 was $0.38, compared to net income from continuing operations per common unit of $0.31 for the fourth quarter of 2019.

Total revenue was $35.1 million for the quarter ended December 31, 2020, compared to $27.7 million during the fourth quarter of 2019. The increase in revenue was primarily attributable to the increase in the size of our fleet following the acquisition of three 10,000 TEU containers in January 2020, partly set off by the decrease in the average daily charter rate earned by the vessels in our fleet as well as the off-hire associated with passing special survey for the M/V Cape Agamemnon and with one of our 5,000 TEU vessels that had to remain off-hire for an extended period due to a covid-19 incident and the associated quarantine rules.

Total expenses for the quarter ended December 31, 2020 were $24.6 million, compared to $18.2 million in the fourth quarter of 2019. Voyage expenses for the quarter ended December 31, 2020 increased to $1.9 million, compared to $1.1 million in the fourth quarter of 2019, as one of the vessels in our fleet was employed under a voyage charter compared to none during the respective period in 2019. Total vessel operating expenses during the fourth quarter of 2020 amounted to $10.3 million, compared to $7.7 million during the fourth quarter of 2019. The increase in operating expenses was mainly due to the increase in the size of our fleet following the acquisition of the three 10,000 TEU container vessels in January 2020. Total expenses for the fourth quarter of 2020 also include vessel depreciation and amortization of $10.7 million, compared to $7.5 million in the fourth quarter of 2019. The increase in depreciation and amortization during the fourth quarter of 2020 was mainly attributable to the increase in the size of our fleet, the completion of the special surveys of nine of our vessels and the installation of scrubber systems in seven of our vessels during the second half of 2019 and the full year of 2020. General and administrative expenses for the fourth quarter of 2020 amounted to $1.8 million as compared to $2.0 million in the fourth quarter of 2019.

Total other expense, net for the quarter ended December 31, 2020 was $3.2 million compared to $3.7 million for the fourth quarter of 2019. Total other expense, net includes interest expense and finance costs of $3.4 million for the fourth quarter of 2020, as compared to $3.9 million for the fourth quarter of 2019. The decrease in interest expense and finance costs was mainly attributable to the decrease in the LIBOR weighted average interest rate compared to the fourth quarter of 2019 partly offset by the increase in the average long-term debt outstanding during the period.

Capitalization of the Partnership

As of December 31, 2020, total cash amounted to $54.3 million. Total cash includes restricted cash of $7.0 million which represents the minimum liquidity requirement under our financing arrangements.

As of December 31, 2020, total partners’ capital amounted to $422.1 million, an increase of $15.3 million compared to $406.7 million as of December 31, 2019. The increase reflects net income for the year ended December 31, 2020 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $17.1 million.

As of December 31, 2020, the Partnership’s total debt was $379.7 million, reflecting an increase of $117.3 million compared to $262.4 million as of December 31, 2019. The increase is attributable to the term loan entered into with Hamburg Commercial Bank A.G. and the sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd in connection with the acquisition of three 10,000 TEU containers in January 2020 and the refinancing of three 9,000 TEU Container vessels which was completed in May 2020, partially offset by scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended December 31, 2020 amounted to $20.7 million, compared to $21.0 million for the previous quarter ended September 30, 2020 and $15.0 million for the fourth quarter of 2019. We allocated $9.3 million to the capital reserve for the fourth quarter of 2020, in line with the previous quarter. Operating surplus for the quarter ended December 31, 2020, after the quarterly allocation to the capital reserve was $11.4 million.

Acquisition of Three 5,100 TEU Container Vessels

On January 27, 2021, the Partnership agreed to acquire from Capital Maritime & Trading Corp. (“Capital Maritime”) three 5,100 TEU sister container vessels, namely the M/V Seattle Express, M/V Long Beach Express and M/V Fos Express, all built in 2008 at Hanjin Heavy Industries S. Korea, for a total consideration of $40.5 million. The vessels are employed under five year charters to Hapag-Lloyd at a gross charter rate of $12,300 per day and will be delivered to the Partnership with their special surveys passed and fitted with ballast water treatment and alternative maritime power (‘AMP’) systems.

The Partnership will partly fund the acquisition of the three vessels by entering into a sale and lease back transaction with CMB Financial Leasing Co., Ltd, (“CMBFL”) for an amount of $30.0 million in aggregate. The lease has a duration of five years and will be repaid in 20 equal consecutive quarterly installments of $0.8 million including a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $4.5 million. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. The sale and lease back arrangement bears interest at a rate of LIBOR plus 2.85%.

Furthermore, the Partnership entered into a sellers’ credit agreement with Capital Maritime to defer $6.0 million of the purchase price for up to five years from the delivery of the vessels (the “Sellers’ Credit”). The Sellers’ Credit bears interest at a fixed rate of 5.0% per year.

The acquisition and the Sellers’ Credit agreement were entered into on an arm’s length basis and were reviewed and unanimously approved by the conflicts committee of the Board of Directors (the “Committee”) and the entire Board of Directors. Fearnleys Securities served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee.

As a result of the acquisition, the Partnership’s charter coverage for 2021 and 2022 amounts to 90% and 81%, respectively, while the remaining charter duration corresponds to 4.2 years.

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership.

Quarterly Common Unit Cash Distribution

On January 21, 2021, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the fourth quarter of 2020 payable on February 10, 2021 to common unit holders of record on February 2, 2021.

Market Commentary Update

Following a sharp decline in charter rates during the second quarter of 2020, the charter market experienced a strong rebound across all sizes during the third quarter, which accelerated further during the fourth quarter, as the supply of vessels became increasingly restricted, while demand for container vessels continued to increase. The increased demand was driven by faster than expected economic recovery, inventory re-stocking and change in consumer behavior with the transpacific trade benefitting especially from these trends. The supply of vessels was affected by increasing disruptions in the supply chain mostly due to covid-19 restrictions, as well as port congestion.

Analysts now expect container vessel demand contraction for the full year of 2020 at -1.1% compared to the initial estimate of -4.1% in previous quarter, while demand growth for 2021 is expected at 5.7%. As a result of the firming chartering market, the container vessel orderbook has seen an increase from historical lows and currently stands at 10.8% of current fleet TEU capacity. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 25.0% in TEU compared to 29% at the end of the third quarter of 2020. Supply growth for 2021 is estimated at 3.8% compared to FY 2020 estimate of 2.9%.

Conference Call and Webcast

Today, January 29, 2021, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877)-553-9962 (U.S. Toll Free Dial In), 0(808)238-0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until Friday, February 5, 2021 by dialing 1 866 331 -1332 (U.S. Toll Free Dial In), 0 (808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including 13 Neo-Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
Revenues	35,085	27,701	140,865	108,374

Total revenues	35,085	27,701	140,865	108,374

Expenses:
Voyage expenses	1,863	1,078	6,301	2,930
Vessel operating expenses	9,030	6,703	33,745	26,632
Vessel operating expenses - related parties	1,268	995	4,976	3,917
General and administrative expenses	1,753	2,016	7,195	5,502
Vessel depreciation and amortization	10,678	7,450	41,405	29,261

Operating income	10,493	9,459	47,243	40,132

Other income / (expense), net:
Interest expense and finance cost	(3,358)	(3,865)	(16,741)	(17,036)
Other income / (expense)	133	202	(135)	1,325

Total other expense, net	(3,225)	(3,663)	(16,876)	(15,711)

Partnership’s net income from continuing operations	7,268	5,796	30,367	24,421

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	—	—	2,652
Deemed dividend to preferred unit holders’	—	—	—	9,119
General Partner’s interest in Partnership’s net income from continuing operations	134	107	558	236
Common unit holders’ interest in Partnership’s net income from continuing operations	7,134	5,689	29,809	12,414

Partnership’s net loss from discontinued operations	—	(172)	—	(146,876)

Partnership’s net income / (loss)	7,268	5,624	30,367	(122,455)

Net income from continuing operations per:
Common unit, basic and diluted	0.38	0.31	1.60	0.68
Weighted-average units outstanding:
Common units, basic and diluted	18,194,316	18,178,274	18,194,186	18,178,144
Net loss from discontinued operations per:
Common unit, basic and diluted	—	(0.01)	—	(7.93)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,316	18,178,274	18,194,186	18,178,144
Net income / (loss) from operations per:
Common unit, basic and diluted	0.38	0.30	1.60	(7.25)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,316	18,178,274	18,194,186	18,178,144

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of December 31, 2020	As of December 31, 2019
Cash and cash equivalents	47,336	57,964
Trade accounts receivable, net	2,855	2,690
Prepayments and other assets	3,314	2,736
Inventories	3,528	1,471
Claims	746	1,085

Total current assets	57,779	65,946

Fixed assets
Vessels, net	712,197	576,891

Total fixed assets	712,197	576,891

Other non-current assets
Above market acquired charters	34,579	46,275
Deferred charges, net	6,001	3,563
Restricted cash	7,000	5,500
Prepayments and other assets	4,642	5,287

Total non-current assets	764,419	637,516

Total assets	822,198	703,462

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	35,810	26,997
Trade accounts payable	9,029	12,501
Due to related parties	3,257	5,256
Accrued liabilities	10,689	16,156
Deferred revenue, current	2,821	3,826

Total current liabilities	61,606	64,736

Long-term liabilities
Long-term debt, net	338,514	231,989

Total long-term liabilities	338,514	231,989

Total liabilities	400,120	296,725

Commitments and contingencies

Total partners’ capital	422,078	406,737

Total liabilities and partners’ capital	822,198	703,462

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2020	2019
Cash flows from operating activities of continuing operations:
Net income from continuing operations	30,367	24,421
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	41,405	29,261
Amortization and write off of deferred financing costs	3,047	1,096
Amortization of above market acquired charters	11,696	14,380
Equity compensation expense	2,049	907
Changes in operating assets and liabilities:		—
Trade accounts receivable, net	(165)	13,436
Prepayments and other assets	(1,384)	(1,195)
Inventories	(2,057)	45
Claims	339	(1,085)
Trade accounts payable	3,779	(9,406)
Due to related parties	(1,999)	(12,486)
Accrued liabilities	684	(9,558)
Deferred revenue	(1,005)	(3,585)
Dry-docking costs paid	(6,074)	(954)

Net cash provided by operating activities of continuing operations	80,682	45,277

Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements	(185,247)	(6,519)

Net cash used in investing activities of continuing operations	(185,247)	(6,519)

Cash flows from financing activities of continuing operations:
Proceeds from long term debt	270,850	—
Deferred financing costs paid	(4,765)	(788)
Payments of long-term debt	(153,573)	(32,733)
Redemption of Class B unit holders	—	(116,850)
Dividends paid	(17,075)	(28,771)

Net cash provided by / (used in) financing activities of continuing operations	95,437	(179,142)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(9,128)	(140,384)

Cash flows from discontinued operations
Operating activities	—	8,905
Investing activities	—	(1,484)
Financing activities	—	158,228

Net increase in cash, cash equivalents and restricted cash from discontinued operations	—	165,649

Net (decrease) / increase in cash, cash equivalents and restricted cash	(9,128)	25,265

Cash, cash equivalents and restricted cash at beginning of the year	63,464	38,199

Cash, cash equivalents and restricted cash at end of the year	54,336	63,464

Supplemental cash flow information

Cash paid for interest	15,347	20,138
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,507	15,004
Capitalized dry docking costs included in liabilities	1,649	2,560
Deferred financing costs included in liabilities	6	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	47,336	57,964
Restricted cash – Non-current assets	7,000	5,500

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	54,336	63,464

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2020	For the three-month period ended September 30, 2020	For the three-month period ended December 31, 2019
Partnership’s net income from continuing operations	7,268	7,769	5,796

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	11,560	11,513	8,174
Amortization of above market acquired charters and straight-line revenue adjustments	1,854	1,755	1,047

Operating Surplus from continuing operations	20,682	21,037	15,017

Add: Operating Surplus from discontinued operations	—	—	172

Total Operating Surplus from operations	20,682	21,037	15,189

Capital reserve	(9,302)	(9,302)	(7,703)

Operating Surplus after capital reserve	11,380	11,735	7,486

Increase in recommended reserves	(9,483)	(9,838)	(846)

Available Cash	1,897	1,897	6,640

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.